CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit 23.2

     We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-120000 of The Houston Exploration Company on Form S-3 of our report dated February 17, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” on January 1, 2003), appearing in the Annual Report on Form 10-K of The Houston Exploration Company for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Houston, Texas
December 3, 2004